J. Gordon Smith

Senior Vice President and Chief Financial Officer

Asbury Automotive Group, Inc.

622 Third Avenue, 37th Floor

New York, NY 10017

January 11, 2008

VIA EDGAR AND UNITED PARCEL SERVICE

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Request for Extension of Response Time to Comment Letter dated December 27, 2007 on Asbury Automotive Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006, filed March 8, 2007, Form 10-K/A for the Fiscal Year Ended December 31, 2006, filed March 12, 2007, and Form 10-Q for the Fiscal Quarter Ended September 30, 2007, filed November 7, 2007 (the “Comment Letter”). File No. 1-31262

Dear Mr. Owings:

Asbury Automotive Group, Inc. (the “Company”) is in receipt of your Comment Letter, dated December 27, 2007. Pursuant to a conversation between Mara Ransom of your office, and Brett Hutchinson, the Company’s Vice President and Controller, on January 10, 2007, on behalf of the Company, we respectfully request an extension of the time in order to complete our internal control processes, which processes include communications with the Company’s audit committee, compensation committee, disclosure committee and external auditors. We expect to respond to your Comment Letter no later than 10 days from the date hereof.

We appreciate your consideration of this matter. If you have any questions or comments regarding this request, please contact the undersigned at 212.885.2521.

Very truly yours,

/s/ J. Gordon Smith

J. Gordon Smith